
October 17, 2022

James Quincey
Chairman and Chief Executive Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313

> **Re: The Coca-Cola Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2022**
> **File No. 001-02217**

Dear James Quincey:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Disclosure Review Program